UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
Commission File Number 1-14557

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JACUZZI BRANDS, INC.
777 South Flagler Drive, Suite 1100 West
West Palm Beach, Florida 33401

JACUZZI BRANDS, INC.
RETIREMENT SAVINGS & INVESTMENT PLAN
FINANCIAL STATEMENTS
December 31, 2005 and 2004

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
West Palm Beach, Florida
FINANCIAL STATEMENTS
December 31, 2005 and 2004
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Committee
Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
West Palm Beach, Florida
We have audited the accompanying statement of net assets available for benefits of Jacuzzi Brands, Inc. Retirement Savings & Investment Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Committee
Jacuzzi Brands, Inc.
We have audited the accompanying statement of net assets available for benefits of Jacuzzi Brands, Inc. Retirement Savings & Investment Plan (the “Plan”) as of December 31, 2004. This balance sheet is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the balance sheet referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Certified Public Accountants

June 30, 2005
West Palm Beach, Florida

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value (Note 3)	$50,267,043	$53,451,656

Receivables
Employer contributions	345,142	374,915
Participant contributions	67,568	42,505

	412,710	417,420

Total assets	50,679,753	53,869,076
Liabilities
Accrued expenses	—	40,000

Net assets available for benefits	$50,679,753	$53,829,076

See accompanying notes to financial statements

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	65,020
Interest and dividend income	2,091,092
Other income	130,541

2,286,653

Contributions
Employer	1,160,613
Participant	3,137,198
Rollovers	58,662

4,356,473

Total additions	6,643,126

Deductions from net assets attributed to:
Benefits paid	9,752,251
Administrative expenses (Note 6)	40,198

Total deductions	9,792,449

Net decrease	(3,149,323)

Net assets available for benefits
Beginning of year	53,829,076

End of year	$50,679,753

See accompanying notes to financial statements

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Jacuzzi Brands, Inc. Retirement Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan sponsored by Jacuzzi Brands, Inc. (the Company) covering substantially all employees of the participating subsidiaries (other than those covered by a collective bargaining agreement, unless such agreement provides for participation) who are at least 21 years old and who have provided 90 days of service. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 60% of their pretax eligible compensation, as defined by the Plan. Participants who have attained age 50 before the close of the Plan year may make catch up contributions to the Plan. Participants may also make rollover contributions representing distributions from other qualified plans. The Plan provides that the Company will match 50% of the first 6% of pre-tax wages contributed by each participant. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to these participants. All contributions are subject to certain limitations.
Participant Accounts: Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is fully vested after three years of credited service. A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Forfeitures: Forfeited balances of terminated participants’ nonvested accounts may be used to reduce the Company’s liability for future contributions to the Plan and to pay Plan administrative expenses. During 2005, forfeitures of $100,000 were used to reduce employer contributions and $27,397 were used to pay Plan administrative expenses. At December 31, 2005 and 2004, $150,868 and $107,372, respectively, of forfeitures were available to be used in the future.
Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan, including the common stock of Jacuzzi Brands, Inc. Prior to January 1, 2005, all matching contributions were invested directly in the Jacuzzi Brands, Inc. Company stock fund. As of January 1, 2005, participants who have at least three years of service may direct that the investment of employer matching contributions into any of the investment options available under the Plan.

(Continued)

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
Payment of Benefits: On termination of service a participant is entitled to receive the value of the vested interest in his or her account. Participants may elect to receive a lump-sum amount, installments or various annuity options. In the event of a qualified financial hardship, the plan administrator can allow a participant to withdraw an amount to the extent of the participant’s immediate and heavy financial need with consideration of his or her vested account balance. Generally, only one such withdrawal is allowed in any 12-month period and, in the event a participant makes a hardship withdrawal, the member shall be suspended from contributing deferrals for six months following the withdrawal.
Loan Provisions: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate for the loan is computed at the “prime rate” as published in the Wall Street Journal as of the date the loan is made, plus one percent. Principal and interest are paid through payroll deductions.
Administrative Expenses: Expenses related to the administration of the Plan are paid by the Plan and are funded, to the extent available, from the application of forfeitures.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the plan agreement to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

(Continued)

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued using quoted market prices. Units of participation in common collective trusts are valued at the net asset value of shares held by the Plan at year-end as determined by the trustee based on the quoted redemption values for the underlying assets on the last business day of the year. Participant loans are valued at their outstanding balance, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits: Benefits are recorded when paid.
NOTE 3 — INVESTMENTS
Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2005	2004
Investments at fair value as determined by quoted market price:
MFS Core Growth Fund A	$2,996,197	$1,880,736
MFS Value Fund A	11,463,554	11,653,454
MFS Research International Fund A	3,741,214	3,735,272
PIMCO Small Cap Value Fund A	3,142,697	2,559,571
Jacuzzi Brands, Inc. Common Stock*	8,688,557	9,938,232
Investments at estimated fair value:
MFS Fixed Fund Institutional Series	10,509,310	11,602,015
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$398,338
Common/collective trust	(293)
Common stock*	(361,208)
U.S. Government and corporate bonds	1,198
Preferred stock	11,292
Limited partnership	5,956
Short term investments	9,737

$65,020

*	Includes nonparticipant-directed investments

(Continued)

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan provides for a participant directed program in that it allows participants to choose among various investment alternatives. The Jacuzzi Brands, Inc. Company stock fund is the only fund which also includes non-participant directed investments, as the Company invests all matching contributions for participants who have less than three years of service directly into this fund as specified under the Plan.
Information about the net assets and the significant components of the changes in net assets relating to the Jacuzzi Brands, Inc. Company stock fund in the Plan, which includes both participant directed and non-participant directed investments, is as follows:

	2005	2004
Net assets:
Jacuzzi Brands, Inc. common stock	$8,688,557	$9,938,232

Year Ended
December 31, 2005
Changes in net assets:
Participant contributions	$186,269
Employer contributions	1,281,765
Rollover contributions	1,544
Net depreciation in fair value	(336,518)
Withdrawals	(1,551,761)
Interfund transfers	(431,575)
Forfeitures generated	(69,541)
Administrative expenses	(3,078)
Other receipts (disbursements), net	(326,680)

$(1,249,675)

(Continued)

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 5 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. At December 31, 2005 and 2004, the plan held party-in-interest investments in Jacuzzi Brands, Inc. common stock with fair values of $8,688,557 (1,034,352 shares) and $9,938,232 (1,114,375 shares), respectively. The Plan holds interests in mutual funds, a common collective trust and a money market fund managed by MFS Heritage Trust Company, the Plan custodian, or an affiliate of MFS Heritage Trust Company, and as such these investments represent party-in-interest investments. The Plan has paid administrative fees to parties-in-interest during 2005, including $13,930 to MFS Heritage Trust Company, and $26,268 to Ernst and Young, the Plan’s auditor for 2004. The Plan also holds investments in participant loans at December 31, 2005 and 2004, which represent party-in-interest investments.
NOTE 7 — SUBSEQUENT EVENTS
Effective January 1, 2006, several amendments were made to change various provisions of the Plan. The Plan was amended to provide that employees with more than 90 days of service are eligible to participate in the Plan and they will be automatically enrolled at a 2% deferral rate. The Plan was amended to provide that employer matching contributions will be made with each pay period and matching contributions are 100% participant directed. Additionally, participants with one year of service or more became 100% vested in employer matching contributions. The Plan was also amended to provide that participants who terminate with a vested balance more than $1,000 but less than $5,000 who do not elect to receive a distribution will have their vested account balance automatically distributed to a rollover IRA account established on their behalf.

SUPPLEMENTAL SCHEDULE

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of plan sponsor:	Jacuzzi Brands, Inc.

Employer identification number:	22-3568449

Three-digit plan number:	200

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
Mutual Funds
*	MFS Fund Distributors, Inc.	MFS Bond Fund A	#	$2,196,468
*	MFS Fund Distributors, Inc.	MFS Total Return Fund A	#	1,320,212
*	MFS Fund Distributors, Inc.	MFS Core Growth Fund A	#	2,996,197
*	MFS Fund Distributors, Inc.	MFS Value Fund A	#	11,463,554
*	MFS Fund Distributors, Inc.	MFS New Discovery Fund A	#	546,696
*	MFS Fund Distributors, Inc.	MFS Research International Fund A	#	3,741,214
	American Funds	Investment Company of America	#	731,412
	PIMCO	PIMCO Small Cap Value Fund A	#	3,142,697
	Lord Abbett	Lord Abbett Affiliated Fund A	#	558,852

				26,697,302

Common Stock
*	Jacuzzi Brands, Inc.	Company Stock	3,883,846	8,688,557

Money Market Fund
*	MFS Fund Distributors, Inc.	MFS Money Market Fund	343,615	343,615

Common/Collective Trust
*	MFS Fund Distributors, Inc.	MFS Fixed Fund Institutional Series	#	10,509,310

Limited Partnerships
	Suburban Propane Partners LP	Units of limited partnership interest	#	138,913

Self-Directed Account
*	MFS Fund Distributors, Inc.	Brokerage access-self directed investments	#	3,114,658

Participant Loans
*	Participant loans	Interest rates ranging from 5.0% to 12.5%		774,688

				$50,267,043

* Indicates party-in-interest to the Plan.
# Cost information has not been included because investment is participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
Date: June 26, 2006	By:	/s/ Terry Fleites
		Name:	Terry Fleites
		Title:	Corporate Director of Human Resources

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-56675 on Form S-8 of Jacuzzi Brands, Inc. of our report dated June 1, 2006, appearing in this Annual Report on Form 11-K of Jacuzzi Brands, Inc. Retirement Savings & Investment Plan for the year ended December 31, 2005.
/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 26, 2006

EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement 333-56675 on Form S-8 dated June 12, 1998, pertaining to the Jacuzzi Brands, Inc. Retirement Savings & Investment Plan of our report dated June 30, 2005, with respect to the financial statements of the Jacuzzi Brands, Inc. Retirement Savings & Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida
June 26, 2006